Celerity Systems, Inc.
                            122 Perimeter Park Drive
                           Knoxville, Tennessee 37922

                                January 18, 2002



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 2001 (REGISTRATION NO. 333-71788)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Celerity Systems, Inc. hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Company has terminated its Equity Line of Credit. The Registration Statement related primarily to the resale of the shares of common stock to be issued under the Equity Line of Credit. No shares have been sold under the Registration Statement

                                                Sincerely,

                                                /s/ Kenneth D. Van Meter

                                                Kenneth D. Van Meter
                                                President